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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of November, 2003

Commission File Number  0-14009

                      CONSOLIDATED MERCANTILE INCORPORATED
                 (Translation of registrant's name into English)

                    106 Avenue Road, Toronto, Ontario M5R 2H3
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ________

Included in this Report on Form 6-k:
Material Change report, November 13, 2003
Press Release, November 13, 2003
Interim Financial Statements, November 28, 2003

MATERIAL CHANGE REPORT
Pursuant to
Section 75(2) of the Securities Act (Ontario)
Section 73 of the Securities Act (Quebec)

Item 1   Reporting Issurer

         CONSOLIDATED MERCANTILE INCORPORATED, 106 Avenue Road, Toronto, Ontario M5R 2H3

Item 2   Date of Material Change

         November 12, 2003

Item 3   Publication of Material Change

         Press Release issued in Toronto through
         Canada NewsWire, on November 13, 2003 (see
         Schedule "A" attached).

Item 4   Summary of Material Change

         Shareholders of the Issuer approved a
         special resolution restructuring the
         Issuer's issued and outstanding Series 1
         Preference Shares. Articles of Amendment were filed on November 12, 2003, giving effect to the restructuring.

Item 5   Full Description of Material Change
------   -----------------------------------

                 A full description of the Material
         Change is set out in the Press Release
         attached as Schedule "A" and in the Material
         Change Report dated September 22, 2003
         previously filed.

Item 6   Reliance on Section 75(3) of the Act
------   ------------------------------------

         Not applicable.

Item 7   Omitted Information

         Not applicable.

Item 8   Senior Officers

         Enquiries may be directed to Stan
         Abramowitz, Secretary, of the Issuer - (416)
         920- 0500.

Item 9   Statement of Senior Officer

         The foregoing accurately discloses the material change referred to herein.

Toronto, Ontario                    "STAN ABRAMOWITZ"
November 13, 2003                   Stan Abramowitz, Secretary

                                  Schedule "A"


                      CONSOLIDATED MERCANTILE INCORPORATED



                                  PRESS RELEASE

                              FOR IMMEDIATE RELEASE


Toronto, Ontario                                   Trading Symbols:  TSX ("CMC")
November 13, 2003                                               NASDAQ ("CSLMF")


     Consolidated Mercantile Incorporated announced that shareholders at a Special Meeting held on November 12, 2003 passed a special resolution authorizing the Company to amend its Articles to vary the attributes attaching to the issued and outstanding Series 1 Preference Shares of the Company. In summary, the special resolution passed by shareholders provides that the presently issued 3,076,885 Series 1 Preference Shares will be exchanged for new Preference Shares ("New Preference Shares") on the basis of 1 new Preference Share for each 2 presently issued Series 1 Preference Shares; the New Preference Shares will be convertible into common shares of the Company on the basis of 1 common share for each 5.7 New Preference Shares until March 31, 2004; the New Preference Shares will carry a non-cumulative dividend of $0.04 (4(cent)) per share; and will be redeemable at the option of the Company at $0.44 (44(cent)) per share. All arrears of cumulative dividends on the Series 1 Preference Shares (which totaled $1,938,437 as of June 30, 2003) will be cancelled. Articles of Amendment were filed on November 12, 2003, giving effect to the special resolution.




                                                      - 30 -




For further information, please contact:
Stan Abramowitz, Secretary
(416) 920-0500

                      CONSOLIDATED MERCANTILE INCORPORATED



                                  PRESS RELEASE

                              FOR IMMEDIATE RELEASE


Toronto, Ontario                                   Trading Symbols:  TSX ("CMC")
November 13, 2003                                               NASDAQ ("CSLMF")


     Consolidated Mercantile Incorporated announced that shareholders at a Special Meeting held on November 12, 2003 passed a special resolution authorizing the Company to amend its Articles to vary the attributes attaching to the issued and outstanding Series 1 Preference Shares of the Company. In summary, the special resolution passed by shareholders provides that the presently issued 3,076,885 Series 1 Preference Shares will be exchanged for new Preference Shares ("New Preference Shares") on the basis of 1 new Preference Share for each 2 presently issued Series 1 Preference Shares; the New Preference Shares will be convertible into common shares of the Company on the basis of 1 common share for each 5.7 New Preference Shares until March 31, 2004; the New Preference Shares will carry a non-cumulative dividend of $0.04 (4(cent)) per share; and will be redeemable at the option of the Company at $0.44 (44(cent)) per share. All arrears of cumulative dividends on the Series 1 Preference Shares (which totaled $1,938,437 as of June 30, 2003) will be cancelled. Articles of Amendment were filed on November 12, 2003, giving effect to the special resolution.

For further information, please contact:
Stan Abramowitz, Secretary
(416) 920-0500

                      CONSOLIDATED MERCANTILE INCORPORATED


                           CONSOLIDATED BALANCE SHEET

                                   (Unaudited)

                                    September 30     December 31
                                         2003          2002
                     A S S E T S
CURRENT
 Cash and short-term investments     $    691,990   $  5,685,261
 Accounts and notes receivable         46,894,125     30,224,885
 Due from joint venture                 1,520,370        491,420
 Income taxes receivable                   66,517        737,646
 Inventories                           48,581,894     24,533,043
 Prepaid expenses                       2,393,954      1,033,661
 Future income taxes                    1,238,975      1,380,655
                                     ------------   ------------

                                      101,387,825     64,086,571

INVESTMENTS                               495,030        493,964

PROPERTY, PLANT AND EQUIPMENT          52,407,971     54,045,508

FUTURE INCOME TAXES                     1,051,135      1,055,722

INTANGIBLE AND OTHER ASSETS             3,815,376      3,659,934
                                     ------------   ------------

                                     $159,157,337   $123,341,699
                                     ============   ============


            L I A B I L I T I E S

CURRENT
 Bank indebtedness                   $  24,490,481    $   2,721,360
 Accounts payable and accruals          45,293,970       29,572,282
 Income taxes payable                    2,721,546        4,589,704
 Current portion of long-term debt       6,224,837        5,206,779
                                     -------------    -------------

                                        78,730,834       42,090,125

LONG-TERM DEBT                          24,446,879       30,493,061

NON-CONTROLLING INTEREST                30,280,271       24,975,449

FUTURE INCOME TAXES                      4,136,770        4,592,548
                                     -------------    -------------

                                       137,594,754      102,151,183
                                     -------------    -------------


   S H A R E H O L D E R S'   E Q U I T Y

CAPITAL STOCK                            2,597,658        2,362,086

CONTRIBUTED SURPLUS                         59,411           59,411

TRANSLATION ADJUSTMENT                    (733,207)         561,559

RETAINED EARNINGS                       19,638,721       18,207,460
                                     -------------    -------------
                                        21,562,583       21,190,516
                                     -------------    -------------

                                     $ 159,157,337    $ 123,341,699
                                     =============    =============

                      CONSOLIDATED MERCANTILE INCORPORATED

                      CONSOLIDATED STATEMENT OF OPERATIONS
                              AND RETAINED EARNINGS
                                   (Unaudited)

                                              Nine months ended September 30           Three months ended September 30
                                                2003                2002                2003                 2002
SALES                                       $ 189,032,757       $ 173,271,918       $  78,970,022       $  60,583,497

COST OF SALES                                 143,005,007         130,443,666          60,150,258          45,666,079
                                            -------------       -------------       -------------       -------------
                                               46,027,750          42,828,252          18,819,764          14,917,418
                                            -------------       -------------       -------------       -------------
OTHER INCOME
 Interest income                                   61,667              13,675              27,544               1,146
                                            -------------       -------------       -------------       -------------

EXPENSES
 Selling and administrative                    30,808,193          27,205,035          12,456,384           8,896,415
                                            -------------       -------------       -------------       -------------

EARNINGS FROM OPERATIONS                       15,281,224          15,636,892           6,390,924           6,022,149

 Amortization                                   6,700,617           6,612,782           2,173,715           2,170,017
 Interest on long-term debt                     1,107,308           1,253,818             328,607             305,669
 Loss on extinguishment of long-term debt            --               432,140                --                  --
                                            -------------       -------------       -------------       -------------
                                                7,807,925           8,298,740           2,502,322           2,475,686
                                            -------------       -------------       -------------       -------------

EARNINGS BEFORE INCOME TAXES
  AND UNDERNOTED ITEMS                          7,473,299           7,338,152           3,888,602           3,546,463

 Income taxes                                   3,191,175           3,148,676           1,673,365           1,516,655
                                            -------------       -------------       -------------       -------------

EARNINGS BEFORE UNDERNOTED ITEMS                4,282,124           4,189,476           2,215,237           2,029,808

 Non-controlling interest                      (2,405,717)         (2,606,140)         (1,274,556)         (1,185,655)
 Equity in earnings (loss) of investee              1,065              14,983              (4,534)                353
 Loss on disposal of investment                      --               (62,182)               --                  --
                                            -------------       -------------       -------------       -------------
                                               (2,404,652)         (2,653,339)         (1,279,090)         (1,185,302)
                                            -------------       -------------       -------------       -------------

NET EARNINGS FOR THE PERIOD                     1,877,472           1,536,137             936,147             844,506


RETAINED EARNINGS, beginning of  period        18,207,460          15,354,142          18,702,574          16,045,773

 Excess of cost of shares purchased
  for cancellation over stated value             (446,211)               --                  --                  --
                                            -------------       -------------       -------------       -------------

RETAINED EARNINGS, END OF PERIOD            $  19,638,721       $  16,890,279       $  19,638,721       $  16,890,279
                                            =============       =============       =============       =============

EARNINGS PER SHARE
 Basic                                      $        0.37      $         0.30       $        0.19       $        0.17
 Fully diluted                              $        0.34      $         0.27       $        0.17       $        0.15

Weighted average number of common shares
 Basic                                          4,866,474           4,863,810           4,872,910           4,863,810
 Fully diluted                                  5,269,858           5,332,961           5,247,406           5,377,222


Notes to Interim Financial Statements

Results of operations were impacted by the expected seasonality of certain of the products sold.

The Company's consolidated subsidiary, Polyair Inter Pack Inc., acquired certain swimming pool and pool equipment assets from Jacuzzi Inc. and Jacuzzi Leisure Products Inc. The assets acquired include the Atlantic Pools trade names and other brand names as well as related accounts receivable, inventory, machinery, land and building together with a license to use the Jacuzzi trademark on certain products. The purchase price of US$41.2 million (subject to adjustment) has been financed through Polyair's operating line of credits and the issuance of a six-year 6% convertible note to the seller. Polyair has not yet completed the determination of fair values of the individual assets and liabilities, or its integration plans for the operations acquired. The allocation of the purchase cost to the assets and liabilities is preliminary and will change as the integration plans are finalized. No integration costs have been accrued in the preliminary purchase accounting included in consolidated financial statements.

The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in Canada on a basis consistent with those followed in the most recent audited financial statements. These unaudited financial statements do not include all the information and footnotes required by the generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company's Annual Report for the year ended December 31, 2002.

                      CONSOLIDATED MERCANTILE INCORPORATED


                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                   (Unaudited)

                                                 Nine months ended September 30     Three months ended September 30
                                                       2003            2002             2003             2002
OPERATING ACTIVITIES
 Net earnings for the period                     $  1,877,472    $  1,536,137      $    936,147    $    844,506
 Amortization                                       6,700,617       6,612,782         2,173,715       2,170,017
 Future income taxes                                  (78,500)       (158,800)          (39,400)        (21,800)
 Non-controlling interest                           2,405,717       2,606,140         1,274,556       1,185,655
 Equity in (earnings) loss of investee                 (1,065)        (14,983)            4,534            (353)
 Loss on disposal of investment                          --            62,182              --              --
                                                 ------------    ------------      ------------    ------------
                                                   10,904,241      10,643,458         4,349,552       4,178,025
 Change in non-cash components
   of working capital                              29,952,480      11,276,021        42,646,452      10,906,035
                                                 ------------    ------------      ------------    ------------
                                                   40,856,721      21,919,479        46,996,004      15,084,060
                                                 ------------    ------------      ------------    ------------
FINANCING ACTIVITIES
 Increase (decrease) in bank indebtedness          22,337,464     (15,671,883)        8,423,193     (15,157,752)
 Issuance of common shares                            262,500            --                --              --
 Issuance of convertible debentures
    by consolidated subsidiary                      5,302,649            --           5,302,649            --
 Issuance of shares by consolidated subsidiary         40,843         198,000            34,843         198,000
 Purchase of common shares for cancellation          (473,139)           --                --              --
 Purchase of shares of consolidated subsidiary           --          (472,761)             --              --
 Purchase of shares by consolidated
   subsidiary for cancellation                       (994,800)       (101,000)             --              --
 Proceeds from long-term debt                       1,999,160       4,303,629         1,749,160       4,168,629
   Repayment of long-term debt                     (3,856,004)     (5,639,536)       (1,587,201)     (1,259,196)
                                                 ------------    ------------      ------------    ------------
                                                   24,618,673     (17,383,551)       13,922,644     (12,050,319)
                                                 ------------    ------------      ------------    ------------
INVESTING ACTIVITIES
 Purchase of and deposits on fixed assets          (9,296,065)     (4,980,544)       (2,845,319)     (2,032,257)
 Acquisitions, net of cash                        (57,506,205)           --         (57,506,205)           --
 Due from joint venture                            (1,028,950)           --            (439,711)           --
 Other                                               (271,572)       (427,069)         (209,466)       (427,069)
                                                 ------------    ------------      ------------    ------------
                                                  (68,102,792)     (5,407,613)      (61,000,701)     (2,459,326)
                                                 ------------    ------------      ------------    ------------
Effect of foreign currency translation
  on cash balances                                 (2,365,873)        190,894          (127,943)        373,913
                                                 ------------    ------------      ------------    ------------

CHANGE IN CASH POSITION                            (4,993,271)       (680,791)         (209,996)        948,328

Cash position at beginning of period                5,685,261       2,249,759           901,986         620,640
                                                 ------------    ------------      ------------    ------------

CASH POSITION AT END OF PERIOD                   $    691,990    $  1,568,968      $    691,990    $  1,568,968
                                                 ============    ============      ============    ============

Supplemental cash flow information:
 Income taxes paid, net                          $  4,305,816    $  1,849,027      $   (63,408)    $    397,064
 Interest paid, net                              $  1,364,535    $  1,739,185      $   441,606     $    465,925

------------------------------------------------------------------------------------------------------------------
         Segmented information
      (in thousands of dollars)                  Nine months ended September 30    Three months ended September 30
                                                     2003              2002             2003             2002
Net sales            Packaging Products          $  94,301       $     96,034      $    29,320     $     31,813
                     Pool Products                  59,263             37,847           39,529           17,309
                     Furniture                      35,469             39,391           10,121           11,461
                                                 -----------     -------------     ------------    -------------
                                                 $ 189,033       $    173,272      $    78,970     $     60,583
                                                 -----------     -------------     ------------    -------------

Operating profit     Packaging Products          $  16,100       $     15,123      $     4,792     $      4,152
                     Pool Products                   5,335              3,646            3,964            2,341
                     Furniture                         273              1,435             (226)              17
                                                 ----------      -------------     ------------    -------------
                                                 $  21,708       $     20,204      $     8,530     $      6,510
                                                 ----------      -------------     ------------    -------------

Capital expenditures Packaging Products          $   7,432       $      3,633      $     2,327     $      1,768
                     Pool Products                     742                515              252               91
                     Furniture                         632                410              139               78
                     Corporate                         490                422              127               95
                                                 ----------      -------------     ------------    -------------
                                                 $   9,296       $      4,980      $     2,845     $      2,032
                                                 ----------      -------------     ------------    -------------

Identifiable assets  Packaging Products          $  74,333       $     68,911
                     Pool Products                  58,278             28,244
                     Furniture                      14,545             14,446
                     Corporate                      12,001              8,749
                                                 ----------      -------------
                                                 $ 159,157       $    120,350
                                                 ----------      -------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       CONSOLIDATED MERCANTILE INCORPORATED


Date: February 5, 2004


                                              By:/s/DANIEL S. TAMKIN
                                          -------------------------------
                                         Daniel S. Tamkin, Vice President